UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one):
[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR


For Period Ended:            September 30, 2003
                  -------------------------------------------------------------

       __   Transition Report on Form 10-K
       __   Transition Report on Form 20-F
       __   Transition Report on Form 11-K
       __   Transition Report on Form 10-Q
       __   Transition Report on Form N-SAR

For the Transition Period Ended:
                                 ----------------------------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                               -----

                        PART I -- REGISTRANT INFORMATION

                         ENERGY CONVERSION DEVICES, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable


                              2956 Waterview Drive
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                 Address of Principal Executive Office (Street and Number)


                            Rochester Hills, MI 48309
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                            City, State and Zip Code

                          PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III -- NARRATIVE

The Registrant reported in its Form 8-K dated October 30, 2003 that on October 29, 2003, the Audit Committee of the Registrant and subsidiaries was advised by its independent auditors, Deloitte & Touche LLP ("Deloitte"), that Deloitte declined to stand for reelection as the Company's independent auditors, and on October 30, 2003 the Registrant received a letter from Deloitte confirming "that the client-auditor relationship between Energy Conversion Devices, Inc. (Commission File No. 1-8403) and Deloitte & Touche LLP has ceased."

The Audit Committee began the search for qualified independent auditors immediately upon being advised by Deloitte that it would decline to stand for reelection. After a thorough interview process, the Registrant engaged Grant Thornton LLP, which will commence immediately the review of the Registrant's Quarterly Report for the period ended September 30, 2003. The Registrant expects that the review process will require a considerable amount of time and, accordingly, will be filing a Form 12b-25, Notification of Late Filing, with the Securities and Exchange Commission.


                          PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification:

           Stephan W. Zumsteg            248               293-0440
           -----------------------    -----------    --------------------
           (Name)                     (Area Code)    (Telephone Number)


   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

   The Registrant expects to report that revenues for the quarter ended September 30, 2003 are approximately $14.2 million compared to $15.9 million in the first quarter last year, primarily from a reduction in revenues from product development agreements. The net loss for the quarter ended September 30, 2003 will be considerably higher than the $3.4 million loss for the corresponding period in the prior year.



                         ENERGY CONVERSION DEVICES, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 14, 2003          By /S/ Stephan W. Zumsteg
                                    ------------------------------------------
                                    Stephan W. Zumsteg
                                    Vice President and Chief Financial Officer